Mail Stop 3561

      	March 1, 2006


Via U.S. Mail

Jerome B. Van Orman, Jr.
Capital Auto Receivables, Inc.
200 Renaissance Center
Detroit, MI  48265

Re: 	Capital Auto Receivables, Inc.
	Registration Statement on Form S-3
	Filed February 2, 2006
	File Nos. 333-131476 and 01

Dear Mr. Orman:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. We note in your prospectus supplement that you contemplate the use of interest rate swaps. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Registration Statement Cover Page
5. Please combine the registration statement cover pages, so that the
COLT entity is named on the cover page, or is included on the inside front cover page, and the secured notes appear in the registration statement fee table with the asset backed securities, or advise.

Prospectus Supplement
Overview, page S-2
6. Your transaction structure varies somewhat from the auto lease securitization discussion in Section III.A.2.c of the Regulation AB adopting release (SEC Release 33-8518), regarding the nature of the issuing entity. For example, COLT will be issuing secured notes over different periods of time. Please advise us in detail of the reasons for this particular structure.
7. We note your statement that COLT also holds lease assets that are not part of the 20-SN pool. Please advise us of the purpose for this, and confirm that the inclusion of other assets does not raise any series trust issues.

Credit Enhancement, page S-6
8. In an appropriate section, please provide a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). Please refer to Item
1103(a)(3)(ix) of Regulation AB.

Terms of the Secured Notes, page S-29
9. Please revise to provide further detail regarding the terms of the
secured notes.   For instance, we note from the first paragraph on
page 27 of the base prospectus that secured notes may be issued with interest rates or other terms that correspond to the securities issued by the issuing entity. Please provide representative disclosure in the supplement.

Base Prospectus

Credit Enhancement, page 67
Insurance Policy from a Monoline Financial Guarantor, page 68
10. We note that the securities may be insured by a monoline financial guarantor. We also note your disclosure in the spillover paragraph on page 69 that the monoline financial insurer may "provide protection against all risks of loss to the holders of a specified series or class." Please revise to clarify here whether the insurance policy will guarantee the securities themselves. If so, please register the guarantees or advise. Refer to footnote 329 of the Regulation AB adopting release (SEC Release 33-8518).
11. Furthermore, in the prospectus supplement, please add bracketed language containing form of disclosure regarding the monoline financial insurer as outlined in Item 1114(a) of Regulation AB. Also add bracketed language to clarify that you will provide the financial information if the aggregate significance percentage is 10% or more.
Refer to Item 1114(b)(1) and (2).


Part II
Exhibits
12. It appears that the pooling and servicing agreement you have incorporated by reference does not comply with the new requirements in
Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Rolaine Bancroft at (202) 551-3313. If you need further assistance, you may contact me at (202) 551-3750.


								Regards,


								Sara W. Dunton
								Senior Attorney

cc:	Via Facsimile (312) 706-8192
	Elizabeth A. Raymond, Esq.
	Mayer, Brown, Rowe & Maw LLP
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Jerome B. Van Orman, Jr.
Capital Auto Receivables, Inc.
March 1, 2006
Page 1